Original

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

04033522

# FORM 11-K

## ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2003**

**Commission file numbers**
**001-03344**

## SARA LEE CORPORATION PERSONAL PRODUCTS RETIREMENT SAVINGS PLAN OF PUERTO RICO

(Full title of the plan)

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

SARA LEE CORPORATION
**Three First National Plaza**
**Suite 4700**
**Chicago, Illinois 60602-4260**
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

## CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, on the basis of accounting described in note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent deposits of participant contributions is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 14, 2004

Grant Thornton

Accountants and Business Advisors

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico as of December 31, 2002 and June 30, 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the six-month period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and June 30, 2002, and the changes in net assets available for benefits for the six-month period ended December 31, 2002, on the basis of accounting described in note B.

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
**T** 630.873.2500
**F** 630.873.2800
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Grant Thornton LLP

Chicago, Illinois
June 27, 2003

**Sara Lee Corporation Personal Products**
**Retirement Savings Plan of Puerto Rico**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**(MODIFIED CASH BASIS)**
**December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Assets | | |
| Investments (notes B and C) | | |
| Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans | $ 4,261,873 | $ 4,161,028 |
| Net assets available for benefits | $ 4,261,873 | $ 4,161,028 |

The accompanying notes are an integral part of these statements.

**Sara Lee Corporation Personal Products**
**Retirement Savings Plan of Puerto Rico**
**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**(MODIFIED CASH BASIS)**
**Year ended December 31, 2003**

| | |
|---|---|
| Additions | |
| Contributions | |
| Company | $ 94,340 |
| Participants | 299,140 |
| Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income | 304,878 |
| Total additions | 698,358 |
| Deductions | |
| Benefits paid to participants | 597,513 |
| Net increase | 100,845 |
| Net assets available for benefits | |
| Beginning of year | 4,161,028 |
| End of year | $ 4,261,873 |

The accompanying notes are an integral part of this statement.

## NOTE A - DESCRIPTION OF PLAN

The following brief description of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *General*

The Plan is a defined contribution plan covering eligible salaried employees of a participating division or subsidiary of the Sara Lee Corporation (the "Company") located in Puerto Rico who have completed 12 months of service and are not eligible to participate in the Sara Lee Corporation 401(k) Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

### *Contributions*

Eligible employees can contribute between 1% and 10% of their pretax compensation, as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC") and the Puerto Rico Internal Revenue Code of 1994.

The Company will contribute an amount equal to 35% of the portion of a participant's pretax contributions that does not exceed 5% of a participant's eligible compensation subject to certain limitations defined in the Plan agreement.

### *Participant Accounts*

Individual accounts are maintained for each of the Plan's participants to reflect Company contributions, the participant's contributions and any rollover contributions, as well as the participant's related share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

### *Vesting*

Participants are fully vested at all times.

## NOTE A - DESCRIPTION OF PLAN - Continued

### *Investment Options*

Participants may direct their total account balance amongst the various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (the "SLC Investment Trust") in 10% increments. Participants may change their investment elections quarterly.

### *Benefit Payments*

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Sara Lee Corporation Common Stock Fund of the SLC Investment Trust).

### *Hardship Withdrawals*

Participants who have an immediate and substantial financial need may take a hardship withdrawal from their accounts, subject to certain limitations defined in the Plan agreement.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES

### *Basis of Accounting*

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and payments and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, receivables (including Company and participant contributions) of approximately $100,000 would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2003 and 2002.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

*Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

*Valuation of Investments*

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Except for unallocated investment contracts and investments in common/collective trusts, quoted market prices are used to value investments in the SLC Investment Trust. Common/collective trusts are valued at fair value of participant units owned by the SLC Investment Trust based on quoted redemption values. Unallocated investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying unallocated investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Corporation with the insurance companies. Unallocated investment contracts, certain investments in common/collective trusts and certain investments in registered investment companies (collectively, "Investment Contracts"), had an average crediting interest rate of approximately 4.6% and 5.4%, as of December 31, 2003 and 2002, respectively. The average yield for the Investment Contracts for the year ended December 31, 2003, was approximately 5.0%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

*Administrative Expenses*

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

## NOTE C - INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The assets of the SLC Investment Trust are held by The Northern Trust Company.

At December 31, 2003 and 2002, the Plan's interest in the net assets of the SLC Investment Trust was approximately .40% and .62%, respectively. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2003 and 2002, is as follows:

| | 2003 | 2002 |
|---|---|---|
| Non-interest-bearing cash | $ 10,898 | $ 35,184 |
| Investments, at fair value | | |
| Corporate stock – common | 399,157,850 | 78,260,719 |
| Investment in common/collective trusts | 29,714,273 | 30,143,574 |
| Investment in registered investment companies | 393,857,145 | 246,567,078 |
| Participant loans | 23,075,693 | 13,086,794 |
| Other | 2,181,522 | - |
| Investments, at contract value | | |
| Unallocated Investment Contracts | 208,751,918 | 161,167,945 |
| Total investments | 1,056,749,299 | 529,261,294 |
| Receivables | 3,561,839 | 146,492,329* |
| Liabilities | (179,829) | (442,782) |
| Net assets of SLC Investment Trust | $1,060,131,309** | $675,310,841 |

* Effective December 31, 2002, a separate plan was merged into a participating plan of the SLC Investment Trust.

** Effective January 1, 2003, the Sara Lee ESOP Trust merged into the SLC Investment Trust.

## NOTE C - INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2003, is as follows:

| | |
|---|---|
| Interest and dividend income | $20,110,942 |
| Net appreciation (depreciation) in fair value of investments | |
| Corporate stocks – preferred | (37,970,903) |
| Corporate stocks – common | 26,247,904 |
| Investment in registered investment companies | 65,824,002 |
| Other | 13,551,279 |
| Net investment gain | $87,763,224 |

## NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

## NOTE E - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 10, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving that determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

## NOTE F – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets that are in the SLC Investment Trust are invested in investments managed by The Northern Trust Company; therefore, these transactions qualify as party-in-interest. A portion of the Plan's assets (approximately 9.8% and 18% as of December 31, 2003 and 2002, respectively) is invested in Sara Lee Corporation common stock, through participant direction of account balances.

## NOTE G - NONEXEMPT TRANSACTIONS

Certain employee contributions were temporarily held by the Company and not deposited to employee accounts maintained by the trustee within the timeframe mandated by Department of Labor regulations. On or before June 30, 2004, the Company contributed all late contributions to the Plan and reimbursed the Plan for interest on the funds borrowed.

## NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002, to the Form 5500:

| | 2003 | 2002 |
|---|---|---|
| Net assets available for benefits per the financial statements | $4,261,873 | $4,161,028 |
| Amounts due to participants | (3,331) | (269,538) |
| Net assets available for benefits per the Form 5500 | $4,258,542 | $3,891,490 |

The following is a reconciliation of benefits to participants according to the financial statements for the six-month period ended December 31, 2002, to the Form 5500:

| | |
|---|---|
| Benefits paid per the financial statements | $597,513 |
| Amounts allocated to withdrawing participants at | |
| December 31, 2003 | 3,331 |
| December 31, 2002 | (269,538) |
| Benefits paid per the Form 5500 | $331,306 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

# SUPPLEMENTAL SCHEDULE

**Sara Lee Corporation Personal Products**
**Retirement Savings Plan of Puerto Rico**
**SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS**
**Year ended December 31, 2003**

| | | |
|---|---|---|
| Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102 | $ | 122,145 |
| Amount fully corrected under the DOL's Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51 | | - |
| Delinquent Deposits of Current Plan Year Participant Contributions Constituting Prohibted Transactions | | 122,145 [1] |
| Delinquent Deposits of Prior Year Participant Contributions Not Fully Corrected | | - |
| Total Delinquent Deposits of Participant Contributions Constituting Prohibited Transactions | $ | 122,145 |

[1] Of this amount, $122,145 has been fully corrected outside the VFC Program.

# SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004

Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: ______________________________
Lois M. Huggins, As a Committee Member on Behalf of the Committee

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 23.1 | Consent of Crowe Chizek and Company LLC |
| 23.2 | Consent of Grant Thornton LLP |

EXHIBIT 23.1

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

# CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statements No. 33-41487 and No. 333-68958 on Form S-8 of Sara Lee Corporation, our report dated June 14, 2004 appearing in this Annual Report on Form 11-K of the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico for the year ended December 31, 2003.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 22, 2004

EXHIBIT 23.2

Grant Thornton

Accountants and Business Advisors

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Sara Lee Corporation Personal Products Retirement Savings Plan of Puerto Rico's previously filed Registration Statement File No. 33-41487 and No. 333-68958.

Grant Thornton LLP

Chicago, Illinois
June 22, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
**T** 312.856.0200
**F** 312.565.4719
**W** www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**